Exhibit 99.2

Quipt Home Medical Corp.

Consolidated Financial Statements

For the fiscal years ended

September 30, 2023 and 2022

(Expressed in US dollars)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Quipt Home Medical Corp.

Wilder, KY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Quipt Home Medical Corp. (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, and the results of its consolidated operations and its consolidated cash flows for each of the two years in the period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2022.

Cincinnati, Ohio

PCAOB ID: 243

December 21, 2023

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars, except per share amounts)

		As of	As of
		September 30,	September 30,
	Notes	2023	2022
ASSETS
Current assets
Cash		$17,209	$8,516
Accounts receivable, net	4	25,978	16,383
Inventory	5	18,414	15,585
Prepaid and other current assets		3,832	1,052
Total current assets		65,433	41,536
Long-term assets
Property, equipment, and right of use assets, net	6	53,405	33,497
Goodwill	7	52,825	28,208
Intangible assets, net	7	74,040	28,887
Other assets	10	1,705	86
Total long-term assets		181,975	90,678
TOTAL ASSETS		$247,408	$132,214

LIABILITIES
Current liabilities
Accounts payable		$24,736	$13,841
Accrued liabilities		7,282	3,451
Current portion of equipment loans	10	14,114	5,473
Current portion of lease liabilities	10	5,122	3,304
Current portion of senior credit facility	10	3,352	6,857
Deferred revenue	9	4,511	3,036
Purchase price payable	3	1,457	5,778
Total current liabilities		60,574	41,740
Long-term liabilities
Equipment loans	10	233	234
Lease liabilities	10	14,028	7,195
Senior credit facility	10	61,114	3,378
Deferred income taxes		344	—
SBA Loan	10	—	120
TOTAL LIABILITIES		136,293	52,667

SHAREHOLDERS' EQUITY
Capital stock	11	247,530	214,254
Contributed surplus		27,393	26,317
Accumulated deficit		(163,808)	(161,024)
TOTAL SHAREHOLDERS' EQUITY		111,115	79,547
TOTAL LIABILITIES AND EQUITY		$247,408	$132,214

The accompanying notes are an integral part of these consolidated financial statements

Page	1

Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended	Year Ended
		September 30,	September 30,
	Notes	2023	2022
Revenue
Rentals of medical equipment		$96,237	$69,192
Sales of medical equipment and supplies		125,505	70,670
Total revenues		221,742	139,862
Cost of inventory sold		57,897	33,213
Operating expenses	13	103,224	65,203
Bad debt expense		10,065	12,225
Depreciation	6	34,966	20,453
Amortization of intangible assets	7	5,197	2,587
Stock-based compensation	11	5,280	5,493
Acquisition-related costs	3	1,269	797
Loss (gain) on disposals of property and equipment		(75)	45
Other income from government grant	8	—	(4,885)
Operating income		3,919	4,731
Financing expenses
Interest expense, net		6,607	2,079
Loss on extinguishment of debt	10	30	281
(Gain) loss on foreign currency transactions		(108)	144
Share of loss in equity method investment	3	89	—
Change in fair value of debentures	10	—	(1,150)
Loss on settlement of shares to be issued	3	—	442
Income (loss) before taxes		(2,699)	2,935
Provision (benefit) for income taxes	14	85	(1,904)
Net income (loss)		$(2,784)	$4,839

Net income (loss) per share (Note 15)
Basic earnings per share		$(0.07)	$0.14
Diluted earnings per share		$(0.07)	$0.13
Weighted average number of common shares outstanding:
Basic		38,607	33,647
Diluted		38,607	36,302

The accompanying notes are an integral part of these consolidated financial statements

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Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY

(Expressed in thousands of US dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—	—	—	—	4,839	4,839
Cash in lieu of shares to be issued	3	—	—	—	(657)		(657)
Conversion of debentures	10	2,107	10,683	—	—		10,683
Stock-based compensation	11	—	—	5,493	—		5,493
Stock options exercised	11	33	216	(25)	—		191
Compensation options exercised	11	115	528	(152)	—		376
Balance September 30, 2022		35,605	$214,254	$26,317	$—	$(161,024)	$79,547
Net loss		—	—	—	—	(2,784)	(2,784)
Acquisition of Great Elm	3	432	2,060	—	—	—	2,060
Issuance of shares, net of issuance costs of $3,303	11	5,409	27,866	—	—	—	27,866
Settlement of restricted stock units	11	526	2,791	(4,129)	—	—	(1,338)
Stock options exercised	11	130	559	(75)	—	—	484
Stock-based compensation	11	—	—	5,280	—	—	5,280
Balance September 30, 2023		42,102	$247,530	$27,393	$—	$(163,808)	$111,115

The accompanying notes are an integral part of these consolidated financial statements

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Quipt Home Medical Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended September 30,
	Notes	2023	2022
Operating activities
Net income (loss)		$(2,784)	$4,839
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6 & 7	40,163	23,040
Stock-based compensation	11	5,280	5,493
Loss (gain) on disposal of property and equipment		(75)	45
Other income from government grant		—	(4,885)
Loss on extinguishment of debt	10	30	281
Amortization of financing costs and accretion of purchase price payable	3 & 10	591	251
Interest expense, net of amortization and accretion	10	6,016	1,828
Cash paid for interest		(6,026)	(2,007)
Loss (gain) on foreign currency transactions		(108)	144
Share of loss in equity method investment		89	—
Loss (gain) loss on fair value of convertible debentures	10	—	(1,150)
Loss on settlement of shares to be issued	3	—	442
Provision (benefit) for income taxes		85	(1,904)
Cash paid for income taxes		(680)	(653)
Adjustments to purchase price payable		(96)	(178)
Change in working capital, net of acquisitions:
Net increase in accounts receivable		(3,063)	(201)
Net increase in inventory		(60)	(2,419)
Net (increase) decrease in prepaid and other current assets		(2,239)	450
Net increase in deferred revenue	9	240	31
Net increase in accounts payables and accrued liabilities		3,173	2,897
Net cash flow provided by operating activities		40,536	26,344
Investing activities
Purchase of property and equipment	6	(6,852)	(9,161)
Cash proceeds from sale of property and equipment		65	193
Cash paid for acquisitions, net of cash acquired	3	(76,038)	(33,525)
Net cash flow used in investing activities		(82,825)	(42,493)
Financing activities
Repayments of loans	10	(20,447)	(11,900)
Repayments of leases	10	(4,377)	(3,822)
Issuance of debt under senior credit facility	10	64,000	—
Repayments of senior credit facility	10	(2,650)	—
Net (payments) borrowings on the revolving credit facility	10	(7,000)	12,000
Issuance costs relating to credit facility	10	(581)	(1,779)
Issuance of shares, net of issuance costs	11	27,866	—
Settlement of restricted stock units	10	(1,338)	—
Proceeds from exercise of stock options	11	484	567
Cash in lieu of shares to be issued	3	—	(1,100)
Payments of purchase price payable	3	(5,083)	(3,817)
Net cash flow (used in) provided by financing activities		50,874	(9,851)
Net increase (decrease) in cash		8,585	(26,000)
Effect of exchange rate changes on cash held in foreign currencies		108	(96)
Cash, beginning of year		8,516	34,612
Cash, end of year		$17,209	$8,516

The accompanying notes are an integral part of these consolidated financial statements

Page	4

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was redomiciled into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services.

The Company’s shares are traded on the TSX Exchange in Canada and on NASDAQ in the United States, both under the symbol QIPT.

2.	Basis of Presentation and summary of significant accounting policies

Basis of accounting

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on December 21, 2023.

The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. The Company’s consolidated entities, which all have a functional currency of USD and ownership of 100% are as follows:

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

100 W. Commercial Street, LLC	Medical West Healthcare Center, LLC
Acadia Medical Supply, Inc.	Metro-Med, Inc.
Access Respiratory Home Care, L.L.C.	Metro-Med, Inc. - Los Alamitos
Alliance Home Care & Mobile Diagnostics, L.L.C.	Metro-Med, Inc. - Ventura
At Home Health Equipment, LLC	NorCal Respiratory, Inc.
Black Bear Medical, Inc.	Northwest Medical, LLC
Black Bear Medical Group, Inc.	Oxygen Plus
Black Bear Medical NH, Inc.	Patient-Aids, Inc.
Care Medical Atlanta, LLC	Patient Home Monitoring, Inc
Care Medical of Athens, Inc.	QHM Holdings, Inc.
Care Medical of Augusta, LLC	QHM Investments I, LLC
Care Medical of Gainesville, LLC	Quipt Home Medical, Inc.
Care Medical Partners, LLC	Rejuvenight, LLC
Care Medical Savannah, LLC	Resource Medical, Inc.
Central Oxygen, Inc.	Resource Medical Group Charleston, LLC
Coastal Med-Tech Corp.	Resource Medical Group, LLC
Cooley Medical Equipment, Incorporated	Respicare, Inc.
Focus Respiratory, LLC	Riverside Medical, Inc.
Good Night Medical, LLC	RTA Homecare, LLC
Good Night Medical of Ohio, LLC	Semo Drugs - Care Plus of Mo, Inc.
Good Night Medical of Texas, Inc	Sleep Health Diagnostics, LLC
Great Elm Healthcare, LLC	Sleepwell, LLC
Health Technology Resources, LLC	Southeastern Biomedical Services, LLC
Heartland Health Therapy, LLC	Southern Pharmaceutical Corporation
Heckman Healthcare Service & Supplies Inc.	Thrift Home Care, Inc.
Hometown Medical LLC	Tuscan, Inc.
Legacy Oxygen and Home Care Equipment, LLC	United Respiratory Services, LLC
Mayhugh Drugs, Inc.	West Home Healthcare, Inc.
Med Supply Center, Inc.

The Company’s share of loss in investment is recorded on the equity method whereby the Company records “share of loss in equity method investment” on the consolidated statements of income (loss) and comprehensive income (loss) for its pro rata share ownership percentage of the investee’s net income (loss).

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a) Revenue recognition

Revenues are billed to, and collections are received from customers. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an amount to be ultimately allowed by the insurance contract, including co-pays and deductibles. This estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as necessary.

The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities during the years ended September 30, 2023 and 2022.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16 - Leases, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is billed in advance for periods after the date of the consolidated statement of financial position. The term begins on the date products are delivered to patients.

Sales of medical equipment and supplies

The Company sells equipment, consumable supplies, and replacement parts to customers and recognizes revenue based at delivery, as all performance obligations have been met.

b) Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets, considering current and historical cash collections, the age of the accounts receivable, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, the estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Page	7

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

c) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1	-	5 years
Computer equipment	3	-	5 years
Office furniture and fixtures	5	-	10 years
Leasehold improvements	Life of lease 1	-	7 years
Right-of-use vehicles	Life of lease 1	-	5 years
Right-of-use real estate leases	Life of lease 1	-	10 years

Depreciation of rental equipment commences once it has been delivered to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

d) Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of acquired companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Definite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements			5 Years
Trademarks			10 Years
Customer contracts			2 Years
Customer relationships	10	-	20 Years

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

e) Share-based payments

The amounts used to estimate fair values of stock options issued are based on estimates of future volatility of the Company’s share price, expected lives of the options, expected dividends to be paid by the Company and other

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

f) Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

g) Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it is probable that it will choose to extend the lease at the end of the initial lease term. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of income (loss) and comprehensive income (loss).

Critical accounting judgements

The following are the critical judgments, apart from those involving estimations, which have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

a) Business combinations

In accordance with IFRS 3 – Business Combinations (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and liabilities and the amount allocated to goodwill.

b) Goodwill impairment

Management has evaluated the recoverable amount for its cash generating unit and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

For the purposes of impairment testing, assets are grouped at the lowest levels of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets, termed as a cash-generating unit (“CGU”). The allocation of assets into a CGU requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures and the way in which management monitors the operations. Effective July 1, 2023, the Company changed its CGUs to align with its internal regional management and reporting.

The Company reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGUs was estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

c) Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Company’s entities in their respective functional currency at the foreign currency spot rate or the rate realized in the transaction. Monetary items are translated at the foreign currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The assets and liabilities of foreign operations are translated into US dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the weighted average monthly rates of exchange. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is recognized in the statement of loss and comprehensive loss.

Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Where financial instruments are traded in active financial markets; fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used; and

Level 3 – In this level, fair value determinations are made with inputs other than observable market data.

Cash is classified as Level 1.

3.	Acquisitions of and investment in businesses

Acquisition of Great Elm Healthcare, LLC

On January 3, 2023, the Company, through QHM Holdings, LLC, acquired Great Elm Healthcare, LLC (“Great Elm”). Great Elm is an Arizona-based company with operations in seven states in the same industry as the Company. The purchase price was $73,569,000, comprised of $72,689,000 in cash at closing to the sellers, plus 431,996 Quipt common shares at a closing price per share of $4.77 for $2,060,000, less $820,000 of cash acquired, and less $360,000 for cash received from a working capital adjustment. The cash at closing was obtained from the delayed-draw term loan and revolving credit facility of the senior credit facility described in Note 10. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $1,238,000 of professional fees in conjunction with the acquisition for the year ended September 30, 2023.

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Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The pro forma revenues and net income for Great Elm for the year ended September 30, 2023 as if the acquisition had occurred on October 1, 2022, was approximately $67,500,000 and $2,300,000, respectively, of which approximately $50,800,000 and $2,100,000 were recognized in the period from January 3, 2023 to September 30, 2023.

The fair value of the acquired assets and liabilities is as follows:

Accounts receivable	$5,531
Inventory	1,398
Prepaid and other current assets	584
Property, equipment, and right of use assets	13,261
Goodwill	22,826
Intangible assets	47,820
Other assets	161
Accounts payable	(6,085)
Accrued liabilities	(3,845)
Deferred revenue	(1,022)
Equipment loans	(4,259)
Lease liabilities	(2,801)
Net assets acquired	$73,569
Cash paid at closing	$72,689
Cash received from working capital adjustment	(360)
Cash acquired	(820)
Equity issued at closing	2,060
Consideration paid or payable	$73,569

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Investment in DMEScripts, LLC

In July 2023, the Company, through QHM Investments I, LLC, acquired an 8.3% stake in DMEScripts, LLC for $1,500,000. DMEScripts, LLC is an independent e-prescribe company in the US that automates the medical equipment ordering process. This technology is dedicated to improving the patient, prescriber, and provider experience by eliminating inefficiencies and reducing paperwork.

Acquisition of Southern Pharmaceutical Corporation

On September 1, 2023, the Company, through QHM Holdings, LLC, acquired Southern Pharmaceutical Corporation (“Southern”). Southern is a Mississippi-based company with operations in three states in the same industry as the Company. The purchase price was $4,303,000, which is comprised of $3,153,000 in cash to the sellers, plus $1,274,000 of fair value of holdbacks discounted at 5.4% due on the six- and twelve-month anniversaries of the closing, less $124,000 of cash on hand. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $24,000 of professional fees in conjunction with the acquisition for the year ended September 30, 2023.

Page	12

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The pro forma revenues and net income for Southern for the year ended September 30, 2023, as if the acquisition had occurred on October 1, 2022, was approximately $10,100,000 and $1,000,000, respectively, of which approximately $900,000 and $200,000 were recognized in the period from September 1, 2023 to September 30, 2023.

The fair value of the acquired assets and liabilities is provisional pending final valuations of the assets and liabilities as follows:

Accounts receivable	$1,000
Inventory	1,374
Prepaid and other current assets	4
Property, equipment, and right of use assets	2,048
Goodwill	2,335
Intangible assets	2,530
Accounts payable	(1,483)
Accrued liabilities	(197)
Deferred revenue	(212)
Equipment loans	(1,063)
Lease liabilities	(1,142)
Deferred income taxes	(891)
Net assets acquired	$4,303
Cash paid at closing	$3,153
Cash acquired	(124)
Cash to be paid after closing, included in purchase price payable	1,274
Consideration paid or payable	$4,303

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Prior year acquisitions

Acquisition of Thrift Home Care, Inc.

On October 1, 2021, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of Thrift Home Care, Inc. (“Thrift”), a Mississippi-based company in the same industry as the Company. The purchase price was $2,169,000, comprised of $1,804,000 of cash paid closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.3% for a fair value of $365,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $27,000 of professional fees in conjunction with the acquisition.

Page	13

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$452
Accounts receivable	165
Inventory	107
Property, equipment, and right of use assets, net	1,158
Goodwill	802
Intangible assets	770
Accounts payable	(140)
Accrued liabilities	(33)
Deferred revenue	(40)
Deferred tax liability	(262)
Loans and leases	(810)
Net assets acquired	$2,169
Cash paid at closing	$1,804
Cash to be paid after closing, included in purchase price payable	365
Consideration paid or payable	$2,169

The goodwill is attributable to expected synergies from the combined operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Heckman Healthcare Services & Supplies, Inc.

On November 1, 2021, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of Heckman Healthcare Services & Supplies, Inc (“Heckman”). Heckman is an Illinois-based company in the same industry as the Company. The purchase price was $2,435,000, comprised of $2,103,000 was paid in cash at closing, and holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.3% for a fair value of $332,000. During the year ended September 30, 2023, the Company reduced the amount of holdback paid by $146,000, which was recorded as a reduction to acquisition-related costs in the consolidated statement of income (loss) and comprehensive income (loss). The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $76,000 of professional fees in conjunction with the acquisition.The fair value of the acquired assets and liabilities is as follows:

Cash	$169
Accounts receivable	170
Inventory	280
Property, equipment, and right of use assets, net	1,165
Goodwill	965
Intangible assets	90
Accounts payable	(159)
Accrued liabilities	(96)
Deferred revenue	(27)
Deferred tax liability	(122)
Net assets acquired	$2,435
Cash paid at closing	$2,103
Cash to be paid after closing, included in purchase price payable	332
Consideration paid or payable	$2,435

Page	14

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Southeastern Biomedical Services, LLC

On November 9, 2021, the Company, through newly-created subsidiary SE Biomedical Holdco, LLC (“Southeastern Bio”), a Kentucky limited liability company, entered into a purchase agreement to acquire substantially all of the assets of Southeastern Biomedical Services, LLC.  Southeastern Bio provides repair parts and service, calibration, and electrical safety for the durable medical equipment industry, and was a vendor of the Company. The purchase price was $697,000, comprised of $600,000 of cash paid at closing, plus earnouts based on the two 12-month periods ending on the first and second anniversaries of the acquisition at a fair value of $97,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $19,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets and liabilities is as follows:

Accounts receivable	$112
Inventory	53
Property, equipment, and right of use assets, net	306
Goodwill	225
Intangible assets	270
Accounts payable	(131)
Loans and leases	(138)
Net assets acquired	$697
Cash paid at closing	$600
Cash to be paid after closing, included in purchase price payable	97
Consideration paid or payable	$697

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of At Home Health Equipment, LLC

On January 1, 2022, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of At Home Health Equipment, LLC (“At Home”). At Home is an Indiana-based company in the same industry as the Company. The purchase price was $13,650,000, comprised of $11,978,000 of cash paid at closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.4% for a fair value of $1,288,000, plus the collection of certain accounts receivable that totaled $384,000. During the year ended September 30, 2023, the Company paid an additional $51,000 in working capital adjustments, which was recorded as acquisition-related expenses in the consolidated statement of income (loss) and comprehensive income (loss). The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $83,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets and liabilities is as follows:

Page	15

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Cash	$495
Accounts receivable	1,346
Inventory	1,211
Prepaid expenses	71
Property, equipment, and right of use assets, net	2,085
Goodwill	7,868
Intangible assets	4,170
Accounts payable	(600)
Accrued liabilities	(346)
Deferred revenue	(135)
Deferred tax liability	(1,448)
Loans and leases	(1,067)
Net assets acquired	$13,650
Cash paid at closing	$11,978
Cash to be paid after closing, included in purchase price payable	1,672
Consideration paid or payable	$13,650

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Good Night Medical, LLC

On April 1, 2022, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of Good Night Medical, LLC and its subsidiaries (“Good Night”). Good Night is an Ohio-based company in the same industry as the Company. The purchase price was $6,162,000, comprised of $4,361,000 of cash paid in cash at closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.4% for a fair value of $1,801,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $58,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets and liabilities is as follows:

Cash	$42
Accounts receivable	730
Inventory	369
Property, equipment, and right of use assets, net	696
Goodwill	3,277
Intangible assets	3,470
Accounts payable	(1,200)
Accrued liabilities	(166)
Deferred revenue	(39)
Loans and leases	(1,017)
Net assets acquired	$6,162
Cash paid at closing	$4,361
Cash to be paid after closing, included in purchase price payable	1,801
Consideration paid or payable	$6,162

Page	16

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of Access Respiratory Home Care, LLC

On June 1, 2022, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of Access Respiratory Home Care, LLC (“Access”). Access is a Louisiana-based company in the same industry as the Company. The purchase price was $6,595,000, comprised of $5,347,000 of cash paid at closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.4% for a fair value of $1,248,000. During the year ended September 30, 2023, the Company reduced the holdback payments by $180,000, which was reflected as a reduction to goodwill. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $99,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets and liabilities is as follows:

Cash	$417
Accounts receivable	741
Inventory	622
Property, equipment, and right of use assets, net	1,492
Goodwill	1,223
Intangible assets	3,180
Accounts payable	(200)
Accrued liabilities	(319)
Deferred revenue	(90)
Loans and leases	(471)
Net assets acquired	$6,595
Cash paid at closing	$5,347
Cash to be paid after closing, included in purchase price payable	1,248
Consideration paid or payable	$6,595

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Page	17

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Acquisition of NorCal Respiratory, Inc.

On June 3, 2022, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of NorCal Respiratory, Inc (“NorCal”). NorCal is a California-based company in the same industry as the Company. The purchase price was $3,080,000, comprised of $2,494,000 of  cash paid at closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 3.4% for a fair value of $586,000. During the year ended September 30, 2023, the Company reduced the payments of the holdback by $117,000, which was reflected as a reduction of goodwill. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of professional fees in conjunction with the acquisition.

The fair value of the acquired assets and liabilities is as follows:

Cash	$503
Accounts receivable	315
Inventory	492
Property, equipment, and right of use assets, net	1,044
Goodwill	948
Intangible assets	1,400
Accounts payable	(100)
Accrued liabilities	(67)
Deferred revenue	(93)
Deferred tax liability	(680)
Loans and leases	(682)
Net assets acquired	$3,080
Cash paid at closing	$2,494
Cash to be paid after closing, included in purchase price payable	586
Consideration paid or payable	$3,080

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Hometown Medical, LLC

On July 1, 2022, the Company, through QHM Holdings, LLC, entered into a purchase agreement to acquire all the shares of Hometown Medical, LLC (“Hometown”). Hometown is a Mississippi-based company in the same industry as the Company. The purchase price was $5,892,000, comprised of $4,838,000 of cash paid at closing, plus holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 5.3% for a fair value of $1,054,000. During the year ended September 30, 2023, the Company reduced the amount of payments on the holdbacks by $259,000, which was recorded as a reduction of goodwill. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $22,000 of professional fees in conjunction with the acquisition.

Page	18

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets and liabilities is as follows:

Cash	$723
Accounts receivable	665
Inventory	778
Property, equipment, and right of use assets, net	2,187
Goodwill	407
Intangible assets	3,250
Accounts payable	(721)
Accrued liabilities	(66)
Deferred revenue	(129)
Loans and leases	(1,202)
Net assets acquired	$5,892
Cash paid at closing	$4,838
Cash to be paid after closing, included in purchase price payable	1,054
Consideration paid or payable	$5,892

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Purchase Price Payable

The purchase price payable included on the consolidated statements of financial position consists of amounts related to prior period acquisitions as well as current fiscal year 2023 acquisitions less payments made to date. Below is the movement in Purchase Price Payable for the year ended September 30, 2023:

Balance, September 30, 2021 (current $2,383, long-term $133)	$2,516
Addition from acquisitions	7,155
Accretion of interest	102
Derecognition of purchase price payable	(178)
Payments	(3,817)
Balance, September 30, 2022 (current $5,778)	$5,778
Accretion of interest	128
Addition from acquisitions	1,274
Derecognition of purchase price payable	(640)
Payments	(5,083)
Balance, September 30, 2023 (current $1,457)	$1,457

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at	As at
	September 30, 2023	September 30, 2022
Gross receivable	$35,374	$27,122
Reserve for expected credit losses	(9,396)	(10,739)
	$25,978	$16,383

Page	19

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Below is the movement in the reserve for expected credit losses:

	Year ended	Year ended
	September 30,	September 30,
Reserve for expected credit losses	2023	2022
Opening Balance	$10,739	$3,475
Bad debt expense	10,065	12,225
Amounts written off	(11,408)	(4,961)
Ending Balance	$9,396	$10,739

5.	Inventory

	As at September 30,	As of September 30,
	2023	2022
Serialized	$6,733	$5,814
Non-serialized	11,895	9,854
Reserve for slow-moving	(214)	(83)
Total Inventory	$18,414	$15,585

The expense for slow-moving inventory is included within cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

6.	Property, equipment, and right of use assets

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		leasehold	assets –	assets – Real
Cost	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2021	$31,146	$482	$—	$1,498	$4,175	$7,750	$45,051
Transfers from inventory	17,797	—	—	—	—	—	17,797
Additions	—	11	20	191	508	2,106	2,836
Acquisitions	3,952	218	140	802	1,274	3,747	10,133
Disposals and write offs	(15,954)	(262)	—	(60)	(1,177)	(1,217)	(18,670)
Balance September 30, 2022	$36,941	$449	$160	$2,431	$4,780	$12,386	$57,147
Transfers from inventory	29,279	—	—	—	—	—	29,279
Additions	—	11	—	90	2,246	7,938	10,285
Acquisitions	9,452	820	—	546	931	3,560	15,309
Disposals and write offs	(13,989)	(156)	—	(20)	(1,230)	(2,657)	(18,052)
Balance September 30, 2023	$61,683	$1,124	$160	$3,047	$6,727	$21,227	$93,968

Page	20

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		leasehold	assets –	assets – Real
Accumulated depreciation	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2021	$16,419	$383	$—	$431	$1,635	$2,677	$21,545
Depreciation	15,980	66	—	191	1,477	2,738	20,452
Disposals and write offs	(15,954)	(259)	—	(26)	(990)	(1,118)	(18,347)
Balance September 30, 2022	$16,445	$190	$—	$596	$2,122	$4,297	$23,650
Depreciation	28,945	151	—	204	1,598	4,067	34,965
Disposals and write offs	(13,989)	(156)	—	(20)	(1,230)	(2,657)	(18,052)
Balance September 30, 2023	$31,401	$185	$—	$780	$2,490	$5,707	$40,563

		Office		Buildings and	Right of use	Right of use
	Rental	furniture and		leasehold	assets –	assets – Real
Net Book Value	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2021	$14,727	$99	$—	$1,067	$2,540	$5,073	$23,506
Balance September 30, 2022	$20,496	$259	$160	$1,835	$2,658	$8,089	$33,497
Balance September 30, 2023	$30,282	$939	$160	$2,267	$4,237	$15,520	$53,405

Rental equipment transferred from inventory during the years ended September 30, 2023 and 2022 was $29,279,000 and $17,797,000. For the years ended September 30, 2023 and 2022, the Company obtained equipment loans (Note 10) of $22,419,000 and $9,602,000, respectively, with the balance of $6,860,000 and $8,195,000 paid in cash, respectively.

7.	Goodwill and Intangible Assets

				Sub-total
				intangibles
		Customer	Other	with finite
Cost	Goodwill	relationships	intangibles	lives	Total
Balance September 30, 2021	$12,456	$20,690	$8,109	$28,799	$41,255
Acquisitions	15,752	14,210	2,390	16,600	32,352
Disposals	—	(2)	—	(2)	(2)
Balance September 30, 2022	$28,208	$34,898	$10,499	$45,397	$73,605
Acquisitions	25,161	44,190	6,160	50,350	75,511
Adjustments to prior year acquisitions	(544)	—	—	—	(544)
Disposals	—	—	(517)	(517)	(517)
Balance September 30, 2023	$52,825	$79,088	$16,142	$95,230	$148,055

Page	21

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

				Sub-total
				intangibles
		Customer	Other	with finite
Accumulation amortization	Goodwill	relationships	intangibles	lives	Total
Balance September 30, 2021	$—	$8,267	$5,658	$13,925	$13,925
Amortization	—	2,080	507	2,587	2,587
Disposals	—	(2)	—	(2)	(2)
Balance September 30, 2022	$—	$10,345	$6,165	$16,510	$16,510
Amortization	—	4,142	1,055	5,197	5,197
Disposals	—	—	(517)	(517)	(517)
Balance September 30, 2023	$—	$14,487	$6,703	$21,190	$21,190

				Sub-total
				intangibles
		Customer	Other	with finite
Net carrying amount	Goodwill	relationships	intangibles	lives	Total
Balance September 30, 2021	$12,456	$12,423	$2,451	$14,874	$27,330
Balance September 30, 2022	$28,208	$24,553	$4,334	$28,887	$57,095
Balance September 30, 2023	$52,825	$64,601	$9,439	$74,040	$126,865

Goodwill Continuity

Balance, September 30, 2021	$12,456
Acquisition through business combination:
Medical West	37
Thrift	802
Heckman	965
Southeastern Bio	225
At Home	7,868
Good Night Medical	3,277
Access	1,223
NorCal	948
Hometown	407
Balance, September 30, 2022	$28,208
Acquisition through business combination:
Access	(180)
Good Night Medical	12
Hometown	(259)
NorCal	(117)
Great Elm	22,826
Southern	2,335
Balance, September 30, 2023	$52,825

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Page	22

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The loans and accrued interest were forgivable if the borrower used the loan proceeds for eligible purposes and maintained certain payroll levels. On March 23, 2022, the loan was forgiven, and other income in the amount of $4,254,000 has been recorded on the consolidated statements of income (loss) for the year ended September 30, 2022.

Public health and Social Services Emergency Fund (“Relief Fund”)

During the years ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the HHS supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The Company has accounted for the proceeds under IAS 20. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the year ended September 30, 2022, the Company reduced the liability by $631,000, which was been included in other income in the consolidated statements of income (loss) and comprehensive income (loss).

9.	Deferred Revenue

Activity for deferred revenue for the years ended September 30, 2023 and 2022 is as follows:

	For the year ended	For the year ended
	September 30, 2023	September 30, 2022
Beginning balance	$3,036	$2,452
Acquisitions	1,234	553
Operations	241	31
Ending balance	$4,511	$3,036

10.	Long-term Debt

Senior Credit Facility

In September 2022, the Company entered into $110,000,000 senior credit facility (“Facility”) with a group of US banks that matures in September 2027. The facility consists of a delayed-draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The facility amends the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

As of September 30, 2023, the Facility bears interest at 8.2% that will reprice on November 30, 2023 and has fees for unused balances. The rate is based on a secured overnight financing rate plus a spread of 2.1% to 2.85% (2.6% as of September 30, 2023) based on the Company’s leverage ratio. The Company is required to obtain interest rate protection agreements covering at least half of the outstanding principal amount. Effective November 30, 2023, the Company entered into an agreement whereby $34,000,000 of principal balance will receive a fixed secured overnight financing rate (before

Page	23

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

the spread discussed above) of 4.4% until the September 2027 maturity. As of September 30, 2023, the outstanding balances under the Facility are repayable in total quarterly installments of $862,500, with the balance due at maturity. The revolving credit facility has no balance as of September 30, 2023.

Interest expense on the Facility was $4,415,000 and $26,000 for the years ended September 30, 2023 and 2022, respectively. The fair value of the facility approximates the carrying value as of September 30, 2023 and 2022.

The Company has cumulatively incurred $2,360,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and is being amortized as interest expense using the effective interest method over the life of the Facility. During the years ended September 30, 2023 and 2022, amortization of deferred financing costs of $462,000 and $15,000, respectively was recorded.

The revolving credit facility that was replaced with the Facility incurred interest expense of $126,000 and amortization of deferred financing costs of $135,000 for the year ended September 30, 2022. A loss on extinguishment of long-term debt of $281,000 was also recorded for the year ended September 30, 2022 for the remaining unamortized financing costs.

A summary of the balances on the Facility as of September 30, 2023 and 2022 is as follows:

	As of	As of
	September 30, 2023	September 30, 2022
Delayed-draw term loan	$61,600	$—
Term loan	4,750	5,000
Revolving credit facility	—	7,000
Total principal	66,350	12,000
Deferred financing costs	(1,884)	(1,765)
Net carrying value	$64,466	$10,235

Current portion	3,352	6,857
Long-term portion	61,114	3,378
Net carrying value	$64,466	$10,235

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share under certain criteria. The Company exercised this option during the year ended September 30, 2022. During the year ended September 30, 2022, C$10,959,000 of principal amount of debentures were converted (both voluntary by the holder and at the Company’s forced conversion in September 2022) into common shares. The fair value of the debentures on the dates of conversion totaled C$13,665,000 (US$10,683,000). No debentures remain outstanding as of September 30, 2023 or 2022.

The debentures contained multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company was unable to measure the fair value of embedded derivatives reliably, it had chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL). A gain of $1,150,000 was recorded for the year ended September 30, 2022.

Page	24

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Following is the movement of the debentures for the year ended September 30, 2022:

Year Ended
September 30, 2022
Beginning Balance	$11,784
Conversion to common shares	(10,683)
Change in fair value	(1,150)
Change in foreign exchange rate	49
Ending Balance	$—

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses its incremental borrowing rate of 7.0% to 8.0% to impute interest on these arrangements. The Company has also assumed equipment loans in conjunction with several of its acquisitions.

There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $20,262,000 and $14,949,000 for years ended September 30, 2023 and 2022, respectively.

Following is the activity in equipment loans for the years ended September 30, 2023 and 2022:

	Year Ended	Year Ended
	September 30, 2023	September 30, 2022
Beginning Balance	$5,707	7,384
Additions:
Acquisitions	5,322	1,161
Operations	23,615	9,062
Repayments	(20,297)	(11,900)
Ending Balance	14,347	5,707
Current portion, less than 1 year	14,114	5,473
Long-term portion, due between 1 and 5 years	$233	$234

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an incremental borrowing rate of 6.1% to 8.8%. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 12.2%.

Page	25

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Below is the movement in lease liabilities for the year ended September 30, 2023 and 2022 respectively:

		Real
	Vehicles	estate	Total
Balance, September 30, 2021	$2,414	$5,351	$7,765
Additions during the period:
Acquisitions	571	3,655	4,226
Operations	347	2,063	2,410
Lease terminations	—	(80)	(80)
Repayments	(1,339)	(2,483)	(3,822)
Balance, September 30, 2022	$1,993	$8,506	$10,499
Additions during the period:
Acquisitions	583	3,361	3,944
Operations	1,159	7,938	9,097
Lease terminations	—	(13)	(13)
Repayments	(821)	(3,556)	(4,377)
Balance, September 30, 2023	$2,914	$16,236	$19,150

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	September 30, 2023	September 30, 2022
Less than 1 year	$6,422	$3,979
Between 1 and 5 years	15,280	7,443
More than five years	760	1,108
Gross lease payments	22,462	12,530
Less amounts relating to interest	(3,312)	(2,031)
Net lease liabilities	$19,150	$10,499

SBA Loan

In conjunction with an acquisition in February 2021, the Company assumed an SBA Loan. The face amount of the loan was $150,000 and bore interest at a stated interest rate of 3.75%. Due to the below-market interest rate on the acquisition date, the Company valued the loan at the net present value of the payments using its incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $119,000. The loan was repayable in 360 monthly installments of $731 which began in September 2021 and was secured by substantially all the assets of the acquired subsidiary. The loan was paid off during the year ended September 30, 2023 and a loss on extinguishment of long-term debt of $30,000 was recorded.

Following is the activity in the SBA Loan for the years ended September 30, 2023 and 2022:

	Year Ended	Year Ended
	September 30, 2023	September 30, 2022
Beginning Balance	$120	$121
Loss on extinguishment of debt	30	—
Repayments	(150)	(1)
Ending Balance	$—	$120

11.	Shareholders’ Equity

The Company’s shareholders’ equity is comprised of share capital, contributed surplus, and accumulated deficit.

Page	26

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Common share are classified as equity, and costs related to the issuance of shares are recognized as a reduction of equity.

Issuance of common shares

On April 25, 2023, the Company completed a bought deal public offering and brokered private placement. The Company issued a total of 5,409,000 common shares for aggregate gross proceeds of approximately C$42,500,000, or $31,200,000. Underwriters received a commission of approximately C$2,100,000, or $1,500,000, and other professional fees of approximately $1,800,000 were incurred for net proceeds of approximately $27,900,000. A portion of the net proceeds have been used to fully pay down the revolver portion of the Facility during the twelve months ended September 30, 2023.

The Company issued shares in June 2020, and in connection therewith, issued compensation options to the underwriter at the issue price of C$4.60 for a period of two years from the closing of the offering. Activity for the compensation options for the year ended September 30, 2022 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2021	115	C$	4.60
Exercised	(115)		4.60
Balance, September 30, 2022	—	C$	—

The weighted average share price on the dates of exercise during the year ended September 30, 2022 was C$5.75.

Shares to be issued

In conjunction with an acquisition in October 2020, a portion of the purchase price was payable in shares in August 2022. The stock scheduled to be issued was settled, upon mutual agreement of the parties, with a cash payment of $1,100,000. A loss of $442,000 was recorded as “Loss on settlement of shares to be issued” on the consolidated statements of income (loss) and comprehensive income (loss).

Employee, director, and consultant options

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the year ended September 30, 2023 vest quarterly over eight or twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance, September 30, 2021	3,786	C$	4.15

Page	27

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Granted	195		6.93
Exercised	(33)		0.99
Expired	(55)		2.40
Forfeited	(142)		6.87
Balance, September 30, 2022	3,751	C$	4.24
Granted	435		8.30
Exercised	(130)		5.01
Expired	(48)		6.94
Forfeited	(51)		7.22
Balance, September 30, 2023	3,957	C$	4.49

At September 30, 2023, the Company had 3,232,000 vested stock options with a weighted average exercise price of C$3.65. The weighted average share price on the dates of exercise in fiscal years 2023 and 2022 was C$8.69 and C$6.56, respectively.

The fair value of the stock options was C$5.43 for the year ended September 30, 2023 and C$3.33 to C$4.42 for the year ended September 30, 2022. The Company used the Black-Scholes option pricing model calculated using the following assumptions:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Share price at grant date	C$8.30	C$6.20	-	C$6.75
Risk-free interest rate	3.29%	1.78	-	3.33%
Expected volatility	51.95%	54.54	-	55.67%
Expected life of option	10 years			10 years
Expected dividend yield	Nil			Nil

Restricted stock units

On May 20, 2021, 953,750 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date. During the year ended September 30, 2022, 105,000 units were forfeited. On February 1, 2022, 81,340 restricted stock units were granted to officers. Each unit represents the right to receive one common share and vested in four installments on the last day of each calendar quarter of 2022. The 645,313 units that vested in calendar years 2021 and 2022 were settled through the issuance of 526,193 shares during the three and nine months ended June 30, 2023. The number of shares issued was less than the number of units settled due to the officers’ election to receive a reduced number of shares to satisfy their tax withholding obligations. These tax withholdings resulted in a cash outflow of $1,338,000 by the Company.

On February 20, 2023, 831,000 restricted stock units were granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date.

The fair value of the restricted stock units on the date of grant are discounted to reflect the difference between the vesting dates and the expected issuance dates, to be expensed over the respective vesting periods with an increase to contributed surplus.

Page	28

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

A summary of restricted stock units:

	Number	Weighted average
	of units (000’s)	grant-date price
Balance, September 30, 2021	954	C$	8.48
Forfeited	(105)		8.48
Granted	81		6.83
Balance, September 30, 2022	930	C$	8.34
Settled	(727)		8.30
Granted	831		8.30
Balance, September 30, 2023	1,034	C$	8.34

The Company accounts for stock-based compensation using the fair value method as prescribed by International Financial Reporting Standards 2 (“IFRS 2”). Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. Awards with multiple vesting dates are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the years ended September 30, 2023 and 2022, the Company recorded stock-based compensation expense as follows:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Restricted stock units	$3,383	$2,659
Stock options	1,897	2,834
Stock-based compensation expense	$5,280	$5,493

12.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $34,000 as of September 30, 2023, which are due in less than one year.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Page	29

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

13.	Operating expenses

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Payroll and employee benefits	$67,720	$41,456
Facilities	5,000	3,360
Billing	9,140	6,346
Professional fees	3,561	3,100
Outbound freight	4,157	2,165
Vehicle fuel and maintenance	4,166	2,905
Bank and credit card fees	1,752	989
Technology	1,461	814
Insurance	1,651	1,609
All other	4,616	2,459
Total operating expenses	$103,224	$65,203

14. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes and are measured using the current or substantively enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized to the extent that the recoverability of deferred income tax assets is considered probable.

The Company’s provision (benefit) for income taxes differs from the amount that is computed by applying the combined federal and state statutory income tax rates in the US of 27.6% and 25.9% for the years ended September 30, 2023 and 2022, respectively, to the Company’s income (loss) before income tax expense (benefit) as follows:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Income (loss) before taxes	$(2,699)	$2,935
Expected income tax provision (benefit)	(748)	759
Difference in foreign tax rates	33	(57)
Compensation and non-deductible expenses	1,355	1,436
Recognition of deferred tax assets not previously recognized	(713)	(3,820)
Other income from government grant	—	(1,101)
State taxes	—	609
Tax rate changes and other adjustments	158	270
Provision (benefit) for income taxes	$85	$(1,904)

Page	30

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Deferred tax

The following table summarizes the components of deferred tax:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$1,450	$5,403
Lease liabilities	4,519	2,202
Reserve for expected credit losses	2,481	2,779
Accrued and stock-based compensation	3,107	—
Goodwill	2,185	—
Interest expense	1,103	—
Other	621	171

Deferred tax liabilities:
Property, equipment, and right of use assets, net	(11,716)	(8,498)
Intangible assets, net	(4,094)	(2,034)
Other	—	(23)
Net deferred tax liability	$(344)	$—

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Balance at beginning of year	$—	$—
Recognized in consolidated statement of income (loss)	(547)	(2,513)
Recognized in goodwill	891	2,513
Balance at end of year	$344	$—

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following deductible temporary differences. The following is the activity for deferred taxes:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Net operating and capital loss carryforwards	$15,073	$7,672
Share issuance costs	839	292
Other temporary differences	150	47
	$16,062	$8,011

The US loss carryforwards of approximately $22,000,000 expire in 2031 through 2038 whereas the remaining US loss of approximately $13,000,000 can be carried forward indefinitely. A deferred tax asset has been recognized to the extent that it can be utilized to offset taxable income generated by the reversal of deferred tax liabilities. The remaining amount has not been recognized because it is not probable that future profit will be available to utilize the benefit.

Page	31

Quipt Home Medical Corp.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The Canadian non-capital loss carry-forwards of approximately $27,700,000 have various expiry dates starting in 2027 through 2043. The net capital losses of approximately $1,000,000 can be carried forward indefinitely. A deferred tax asst has not been recognized because it is not probable that future profit will be available to utilize the benefit.

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money equity awards were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Net income (loss)	$(2,784)	$4,839
Basic weighted average number of shares	38,607	33,647
Diluted weighted average number of shares	38,607	36,302
Total - Basic	$(0.07)	$0.14
Total - Diluted	$(0.07)	$0.13

The effect of instruments exercisable or convertible to common shares for the year ended September 30, 2023 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

16.	Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month for the year ended September 30, 2022, and increased to approximately $65,000 per month beginning October 2022, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $294,000 and $287,000 for the years ended September 30, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $1,517,000 and $381,000 for the years ended September 30, 2023 and 2022, respectively.

Key management personnel also participate in the Company’s share option program (see Note 11). The Company paid or accrued compensation to key management personnel the following:

	Year Ended	Year Ended
	September 30,	September 30,
	2023	2022
Salaries and benefits paid during the year	$1,102	$1,030
Stock-based compensation	1,669	2,626
Total	$2,771	$3,656

Page	32